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SEC
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FEB 28 2012

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 25628

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____1/01/11_____ AND ENDING _____12/31/11_____
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Richard D. Schubert, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

241 E. Saginaw Suite 505
(No. and Street)

East Lansing   MI   48823
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard D. Schubert   517-332-5000
                                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – if individual, state last, first, middle name)

15565 Northland Dr. Suite 508 West   Southfield,   MI.   48075
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessio....

12012138

KW
3/10

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _____ Richard D. Schubert _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Richard D. Schubert, Inc. _____ , as of _____ December 31 _____ , 20 __11__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

_____

_____

_____

_____

_____

Signature

President

Title

Notary Public

NANCI JENNINGS
NOTARY PUBLIC, STATE OF MI
COUNTY OF INGHAM
MY COMMISSION EXPIRES Sep 25, 2013
ACTING IN COUNTY OF _INGHAM_

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RICHARD D. SCHUBERT, INC.
AUDIT REPORT
December 31, 2011

Richard D. Schubert, Inc.

Financial Statements and Supplemental
Schedules Required by the
Securities and Exchange Commission

For the Year Ended December 31, 2011
(With Independent Auditor's Report Thereon)
and
Supplemental Report on Internal Control

December 31, 2011

RICHARD D. SCHUBERT, INC.
December 31, 2011

Contents

United States Securities and Exchange Commission's

Independent Accountants' Report...1

Financial Statements

Independent Accountants' Report on Supplementary Information................................8

Supplementary Information

Independent Accountants' Supplementary Report on Internal Control..........................16

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

February 13, 2012

Board of Directors
Richard D. Schubert, Inc.
P.O. Box 1796
East Lansing, MI 48826-1796

I have audited the accompanying balance sheet of Richard D. Schubert, Inc. , as of December 31, 2011, and the related statements of income, retained earnings, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Richard D. Schubert, Inc. as of December 31, 2011, and the results of its operations, retained earnings, changes in stockholders equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules of computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provisions under rule 15c3-3, statement of changes in liabilities subordinated to the claims of general creditors, and the reconciliation of the computation of net capital under rule 15c3-1, are presented for additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Further, there were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part IIA of the Focus report required under Rule 15c3-1.

Edward Richardson Jr., CPA

Richard D. Schubert, Inc.
BALANCE SHEET
As of December 31, 2011

ASSETS

CURRENT ASSETS

Cash In Bank	$	72,466.72
Accounts Receivable		50,000.00
Prepaid Expenses		2,009.77
Total Current Assets		124,476.49

PROPERTY AND EQUIPMENT

Transportation Equipment	45,028.81
Less: Accumulated Depreciation	(7,562.88)
Net Property and Equipment	37,465.93

TOTAL ASSETS	$	161,942.42

The footnotes are an integral part of the financial statements.

2

Richard D. Schubert, Inc.
BALANCE SHEET
As of December 31, 2011

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accrued Payroll	$	110.40
Accrued Liabilities		1,300.00
Total Current Liabilities		1,410.40

LONG-TERM LIABILITIES

Total Liabilities		1,410.40

STOCKHOLDERS' EQUITY

Capital Stock, par value, $10 per share, 5,000 share authorized, 500 shares issued and outstanding	5,000.00
Retained Earnings	155,532.02
Total Stockholders' Equity	160,532.02
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 161,942.42

The footnotes are an integral part of the financial statements.

3

Richard D. Schubert, Inc.
STATEMENT OF INCOME

12 Months Ended
December 31, 2011

Revenues

Commissions Earned	$	430,924.75
Interest Income		27.23
Total Revenues		430,951.98

Operating Expenses

Employee compensation and ben	53,935.40
Floor brokerage, exchange, and c	545.00
Communications and data proces	741.84
Occpancy	7,392.00
Other expenses	36,867.20
Total Operating Expenses	99,481.44

Operating Income (Loss)	331,470.54

Net Income (Loss)	$	331,470.54

The footnotes are an integral part of the financial statements.

4

Richard D. Schubert, Inc.
STATEMENT OF RETAINED EARNINGS

	12 Months Ended December 31, 2011
Beginning of Period	$ 174,061.48
Plus: Net Income	$ 331,470.54
Less: Dividends Paid	(350,000.00)
RETAINED EARNINGS **END OF PERIOD**	$ 155,532.02

The footnotes are an integral part of the financial statements.

5

Richard D. Schubert, Inc.
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2011

	2011
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ 331,470.54
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Depreciation and Amortization	4,502.88
Losses (Gains) on sales of Fixed Assets	0.00
Decrease (Increase) in Operating Assets:	
Accounts Receivable	(73.97)
Other	(1,174.84)
Increase (Decrease) in Operating Liabilities:	
Accrued Liabilities	96.00
Total Adjustments	3,350.07
Net Cash Provided By (Used in) Operating Activities	334,820.61
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds From Sale of Fixed Assets	0.00
Net Cash Provided By (Used In) Investing Activities	0.00
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividends Paid	(350,000.00)
Proceeds From Sale of Stock	0.00
Net Cash Provided By (Used In) Financing Activities	(350,000.00)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(15,179.39)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	87,646.11
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 72,466.72

The footnotes are an integral part of the financial statements.

6

RICHARD D. SCHUBERT, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Common Stock		Paid-in Capital		Treasury Stock		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2011	1,000	$ 1,000	1,000	$ 4,000	-	$ -	$ 174,061	$ 179,061
Net Income	-	-	-	-	-	-	347,470	347,470
Dividends Paid	-	-	-	-	-	-	(350,000)	(350,000)
Prior Period Adjustments	-	-	-	-	-	-	(15,999)	(15,999)
Balance at December 31, 2011	1,000	$ 1,000	1,000	$ 4,000	-	$ -	$ 155,532	$ 160,532

The footnotes are an integral part of the financial statements.

7

RICHARD SCHUBERT, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2011

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Richard D. Schubert, Inc. (the Company) was incorporated in the State of Michigan effective July 26, 1974 and subsequently elected "S" Corporation status for federal income tax purposes effective January 1, 1999. The Company has adopted a calendar year.

Description of Business

The Company, located in East Lansing, MI. is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)1, which provides that the firm will engage in limited business activities such as dealing in investment company shares.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on the settlement date reported by the investment companies with which it does business.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the
financial statements at an amount that approximates fair value and include cash and cash
equivalents. Fair values are based on quoted market prices and assumptions concerning the
amount and timing of estimated future cash flows and assumed discount rates reflecting varying
degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive
Income, establishes requirements for disclosure of comprehensive income that includes certain
items previously not included in the statement of income, including unrealized gains and losses
on available-for-sales securities and foreign currency translation adjustment among others.
During the year ended December 31, 2011, the Company did not have any components of
comprehensive income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally
accepted in the United States of America requires management to make estimates and
assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent
assets and liabilities at the date of the financial statements and the reported amounts of revenues
and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Effective January 1, 1999, the Company elected "S" corporation status for federal income tax
purposes. Under "S" corporation regulations, net income or loss is reportable for tax purposes by
the shareholders. Accordingly, no federal income taxes are included in the accompanying
financial statements.

Concentrations

The company has revenue concentrations; the firm specializes in sales of annuities and
investment company shares.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934,
the Company is required to maintain a minimum net capital, as defined under such provisions.
Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies found to exist in the computation of the ratio of aggregate
indebtedness to net capital at December 31, 2011, or in the procedures followed in making the
periodic computation required. At December 31, 2011, the Company had net capital of $119,607
and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net

RICHARD D. SCHUBERT, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2011

capital was 1.18 to 1 at December 31, 2011. The Securities and Exchange Commission permits a ratio of no greater to 15 to 1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(1), which provides that the firm will engage in limited business activities such as dealing in investment company shares by promptly transmitting all customer funds to the investment company.

NOTE D – MONEY MARKET INSTRUMENTS

Marketable securities owned consist of trading and investment securities as follows:

Investment Company/Money Market Funds	$72,466.72
Corporate bonds	0.00
Total	$72,466.72

NOTE E – ACCOUNTS RECEIVABLE

The accounts receivable consists of amounts due from various investment company distributors, $50,000.

NOTE F – PREPAID EXPENSES

The amount, $2,009.77, is comprised of an advance payment on a credit card.

NOTE G – PROPERTY AND EQUIPMENT

	Estimated Useful Life		
Automobile	5 years	$	45,028.81
Furniture and equipment	3 – 7 years		0
Leasehold improvements	7 years		0
			45,028.81
Less – accumulated depreciation			(7,562.88)
Total		$	37,465.93

The depreciation expense for the year was $4,502.88

NOTE H – ACCRUED LIABILITIES

The accrued liabilities is made of an amounts due to payroll liabilities, FUTA $105.00, and SUTA $5.40. The accrued liability was amount $1,300.00 owed for the Michigan Business Tax.

RICHARD D. SCHUBERT, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2011

NOTE I – RETAINED EARNINGS

During the year, the shareholder received distributions of $350,000, which is not recognized as an expense of the corporation. The amount is treated as a return of capital.

NOTE J – RENT

The Company leases office space from the First National Bank. The amount of rent under this arrangement in December 31, 2011 was $7,392.00 for the year.

NOTE K – PRIOR PERIOD ADJUSTMENT

A correction of $15,999.41was made to adjust the December 31, 2011 financial statements. The effect on the income of the prior year was an increase of $15,999.41. The correction did effect the current year net income; revenues were decreased by $15,999.41.

Supplementary Information

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2011

Richard D. Schubert, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2011

<u>**Computation of Net Capital**</u>

Total Stockholder's equity:		$ 160,532.00
Nonallowable assets:		
Prepaid Expenses	2,009.77	
Property and equipment	37,465.93	
Accounts receivable – other	0.00	(39,475.70)
Other Charges		
Haircuts	0.00	
Undue Concentration	1,449.33	(1,449.33)
Net allowable capital		$ 119,606.99

<u>**Computation of Basic Net Capital Requirement**</u>

Minimum net capital required as a percentage of aggregate indebtedness	$ 94.07
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 114,606.99

<u>**Computation of Aggregate Indebtedness**</u>

Total Aggregate Indebtedness	$ 1,410.40
Percentage of aggregate indebtedness to net capital	1.18%

<u>**Reconciliation of the Computation of Net Capital Under Rule 15c3-1**</u>

Computation of Net Capital reported on FOCUS IIA as of December 31, 2011	$ 119,608.00
Adjustments:	
Change in Equity (Adjustments)	(0.00)
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	0.00
Change in Undue Concentration	0.00
NCC per Audit	119,608.00
Reconciled Difference	$ 0.00

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because it conducts business exclusively with investment companies registered under the Investment Company Act of 1940.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2011	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2011	$ -

REPORT ON INTERNAL CONTROL

For the year ended December 31, 2011

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 13, 2012

Board of Directors
Richard D. Schubert, Inc.
241 E. Saginaw
Suite 505
East Lansing, MI. 48823

In planning and performing my audit of the financial statements and supplemental schedules of Richard D. Schubert, Inc. for the year ended December 31, 2011, I considered its internal control, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company, management does not feel it is cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Edward Richardson, Jr., CPA